Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV INC. ANNOUNCES CLOSING OF $25.1 MILLION PRIVATE PLACEMENT

Dartmouth, Nova Scotia, May 7, 2020 – IMV Inc. (“IMV” or the “Company”) (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccines to fight against infectious diseases including COVID-19, today announced that it has completed its previously announced non-brokered private placement (the “Private Placement”) of 8,770,005 units of the Company (each, a “Unit”) at Cdn$2.86 per Unit for gross proceeds of approximately Cdn$25.1 million. The size of the Private Placement has increased by approximately Cdn$2.8 million following our earlier announcement on April 30, 2020.

Each Unit consists of one common share of the Company (“Common Share”) and 0.35 of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles its holder to purchase one Common Share at an exercise price of Cdn$3.72 per share and is exercisable until May 7, 2022.

The private placement is being co-led by Fonds de Solidarité FTQ, an existing investor, and Lumira Ventures, a new investor in the Company, along with participation by Altium Capital, also a new investor in IMV, together with incumbent investors.

The Company intends to use the net proceeds from the Private Placement for the clinical development of its lead candidate, DPX-Survivac, currently being assessed in advanced ovarian cancer, as well as in multiple clinical studies in combination with Merck’s Keytruda®. The balance of the net proceeds will be used for general corporate purposes, including funding research and development, preclinical and clinical expenses, and corporate costs.

All securities issued pursuant to the Private Placement will be subject to a four month and one day hold period in Canada in accordance with applicable securities laws.

Fred Ors, President and CEO of IMV commented, “We are pleased to welcome both Lumira Ventures and Altium Capital as new investors and thank Fonds de Solidarité FTQ for their leadership in this round of financing. We greatly appreciate the confidence shown in the Company. We look forward to further advancing our existing clinical pipeline and leveraging our unique and proprietary delivery platform against other selected targets including COVID-19.”

“Since 1989, the Fonds de Solidarité FTQ has supported the life sciences sector with direct investments in companies and in specialized funds which invest in Québec. More than ever, it is important to proactively support our portfolio companies like IMV that give hope to patients in particular and society in general, whether it be for the fight against cancer or COVID-19,” said Didier Leconte, Vice-President for Investments, Life Sciences and Funds of Funds, at the Fonds de Solidarité FTQ.

“We believe that an effective immunotherapy treatment must be capable of eliciting rapid, robust, and long-lasting responses and we have been impressed with the ability of the DPX platform to produce clinical evidence of such type of immune responses. We are happy to support IMV in advancing such a differentiated immunotherapy approach to potentially provide a much needed new treatment option for women with advanced ovarian cancer.” said Daniel Hétu, Managing director at Lumira Ventures.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as in a combination therapy in multiple clinical studies with Merck’s Keytruda®. IMV is also developing a DPX-based vaccine to fight against COVID-19. Connect at www.imv-inc.com.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the proposed use of proceeds of the Private Placement. Such statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks and uncertainties affecting the Company and its products.

The Company assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties are detailed from time to time in the Company’s ongoing filings and in its annual information form filed with the Canadian regulatory authorities on SEDAR as www.sedar.com and with the United States Securities and Exchange Commission on EDGAR at www.sec/edgar. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Company’s continuous disclosure documents which are available on SEDAR and on EDGAR.

The Units, Common Shares and Warrants have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director of Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com